 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Heimann, M.L. Dick (Last) (First) (Middle) 360 E. Jackson St. (Street) Medford, OR 97501 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lithia Motors, Inc. LAD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 4, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President & COO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common	06/12/2002	M4 |	12,000.00 | A | $16.23	112,900.00	D
Class A Common				15,964.00	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Heimann, M.L. Dick - December 4, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (1998sd) (ISO) (right to buy)	$16.23	06/12/2002	M4 |	(D) 12,000.00	01/01/1998 | 12/31/2002	Class A Common - 12,000.00		0.00	D
Class B Common	$0.00				N/A | N/A	Class A Common - 1,390,188.00		1,390,188.00 (1)	I	Interest owned by a LLC
Stock Option (1997sd) (NQ) (right to buy)	$1.00				(2) | 12/31/2005	Class A Common - 3,636.00		3,636.00	D
Stock Option (1999sd) (ISO) (right to buy)	$18.15				(3) | 01/01/2004	Class A Common - 12,000.00		12,000.00	D
Stock Option (2000sd) (ISO) (right to buy)	$18.43				(4) | 01/06/2005	Class A Common - 9,990.00		9,990.00	D
Stock Option (2000sd) (NQ) (right to buy)	$16.75				(5) | 01/06/2010	Class A Common - 22,010.00		22,010.00	D
Stock Option (2001) (ISO) (right to purchase)	$12.99				12/26/2000 | 12/26/2005	Class A Common - 7,494.00		7,494.00	D
Stock Option (2001) (NQ) (right to buy)	$1.00				12/26/2005 | 12/26/2010	Class A Common - 16,000.00		16,000.00	D
Stock Option (2001nq) (right to buy)	$19.24				12/26/2006 | 12/26/2011	Class A Common - 16,000.00		16,000.00	D
Stock Option (2001sd) (NQ) (right to purchase)	$11.81				(6) | 12/26/2010	Class A Common - 31,788.00		31,788.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Cliff E. Spencer___________________ 12-04-2002 ** Signature of Reporting Person Date Cliff E. Spencer, Attorney in Fact for M. L. Dick Heimann Page 2 SEC 1474 (3-99)

Heimann, M.L. Dick - December 4, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Lithia Motors, Inc. LAD

Form 4 - December 4, 2002

M.L. Dick Heimann
360 E. Jackson St.
Medford, OR 97501
Explanation of responses:

(1)   The Class B Common stock is owned by Heimann Family, LLC, of which M.L. Dick Heimann is the majority member and its sole manager and he has elected to report all of the securities owned by the LLC as being beneficially owned by him.

(2)   The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.

(3)   The options vest as follows: 292 on 1/1/00, 5,509 on 1/1/01, 5,508 on 1/1/02 and 691 on 1/6/03.

(4)   The options vest as follows: 4,745 on 1/6/03 and 5,245 on 1/6/04.

(5)   The options vest as follows: 13,627 on 1/6/01 and 8,383 on 1/6/02.

(6)   The options vest 8,360 shares on 12/26/00, 2,108 on 12/26/02, 10,565 on 12/26/03 and 10,755 on 12/26/04

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